UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

New River Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of class of securities)

648468 20 5
(CUSIP NUMBER)

January 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

* Rule 13d-1(b)
* Rule 13d-1(c)
☒ Rule 13d-1(d)

_________________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of  9 Pages

CUSIP NO. 648468 20 5	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (See Instructions) United State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,381,784
	6	SHARED VOTING POWER 18,115,632
	7	SOLE DISPOSITIVE POWER 2,381,784
	8	SHARED DISPOSITIVE POWER 18,115,632
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,497,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of  9 Pages

CUSIP NO. 648468 20 5	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) RJK, L.L.C. I.R.S. Identification No.: 54-1816015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (See Instructions) Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,394,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,394,657
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,394,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO - limited liability company

Page 3 of  9 Pages

CUSIP NO. 648468 20 5	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) New River Management II, LP I.R.S. Identification No.: 65-1166473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (See Instructions) Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,897,826
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,897,826
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,897,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of  9 Pages

Item 1(a)	Name of Issuer:

New River Pharmaceuticals Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141

Item 2(a)	Name of Persons Filing:

This statement on Schedule 13G is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”), RJK, L.L.C., a Virginia limited liability company (“RJK”), and New River Management II, LP, a Virginia limited partnership (“NRM II” and, together with Mr. Kirk and RJK, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for each of Mr. Kirk, RJK and NRM II is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141.

Item 2(c)	Citizenship:

Mr. Kirk is a citizen of the United States. RJK and NRM II are entities organized under the laws of the Commonwealth of Virginia.

Item 2(d)	Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2(e)	CUSIP Number:

648468 20 5

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4	Ownership:

(a)	Amount Beneficially Owned: 20,497,416(1)(2)(3)

(b)	Percent of Class: 56.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote - 2,381,784(2)(3)

(ii)	shared power to vote or to direct the vote - 18,115,632(1)

Page 5 of  9 Pages

(iii)	sole power to dispose of or to direct the

disposition of - 2,381,784(2)(3)

(iv)	shared power to dispose of or to direct the

disposition of - 18,115,632(1)

(1)    Includes shares held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 6,394,657 shares held by RJK; 4,897,826 shares held by NRM II; 1,661,876 shares held by R.J. Kirk Declaration of Trust; 1,632,661 shares held by Third Security Staff 2001, LLC; 1,626,462 shares held by New River Management III, LP; 1,311,920 shares held by Kirkfield, L.L.C.; 580,880 shares held by Randal J. Kirk (2000) Limited Partnership; and 9,350 shares held by Lotus Capital (2000) Company Inc.

(2)    Includes 10,000 shares with respect to Mr. Kirk had the right to acquire beneficial ownership within 60 days pursuant to the exercise of options.

(3)   Reflects a 2-for-1 stock split effective January 13, 2006.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following *.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

Page 6 of  9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Date: February 16, 2006	/s/Randal J. Kirk
Randal J. Kirk

Date: February 16, 2006	RJK, L.L.C.

	By:	/s/Randal J. Kirk
Randal J. Kirk
Manager

Date: February 16, 2006	NEW RIVER MANAGEMENT II, LP

	By:	Third Security Capital Partners, LLC, its general partner

	By:	Third Security, LLC, its managing member

	By:	/s/Randal J. Kirk
Randal J. Kirk
Sole Member

Page 7 of  9 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 99.1	Joint Filing Agreement, dated as of February 16, 2006, by and among Randal J. Kirk, RJK, L.L.C. and New River Management II, LP

Page 8 of 9 Pages